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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   Form 40-F
☒                       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

Attached to this 6-K are the following items:

Exhibit

99.1	Document regarding Imperial Tobacco Finance PLC Annual Report and Accounts — February 2, 2007
99.2	Document regarding AGM Resolutions — February 5, 2007
99.3	Acquisition of Commonwealth Brands — February 8, 2007
99.4	Director / PDMR Shareholding - February 12, 2007
99.5	Document regarding filing of Form 20-F Annual Report — February 12, 2007
99.6	Director Declaration — February 13, 2007
99.7	Director / PDMR Shareholding — February 13, 2007
99.8	Director / PDMR Shareholding — February 14, 2007
99.9	Director / PDMR Shareholding — February 20, 2007
99.10	Director / PDMR Shareholding — February 23, 2007
99.11	Notification of Major Interests in Shares — February 27, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cuased this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	March 1, 2007	By	s/s TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary